Exhibit (4) a

Crestar Bank
P. O. Box 26665
Richmond, VA 23261-6665
(804) 782-5000

March 17, 1999

Mr. Robert E. Knowles
Executive Vice President
Chief Financial Officer
S & K Famous Brands, Inc.
P. O. Box 31800
Richmond, VA 23294

Dear Bob:

I am writing to document the modifications to the Credit Agreement dated March 10, 1994, and the subsequent Amendment to the Credit Agreement dated April 30, 1997, between S & K Famous Brands, Inc. (the "Company"), and Crestar Bank (the "Bank") related to the $16,000,000 Revolver offered to the Company. The revisions to the above agreements in order to permit the Company to pursue the repurchase of its stock are as follows:

1. Section 7.3.3 Investments. Subsection (h) is added to the Credit Agreement to permit the repurchase of the Company's outstanding shares, if, after giving effect thereto, there would not exist any Default hereunder. Any previous Event of Default prior to the addition of this clause, as a result of the repurchase of the Company's outstanding stock, is hereby waived, as long as the repurchase meets the requirements of the above language. 2. Section 7.1.3 Minimum
Consolidated Tangible Net Worth in the Amendment to the Credit Agreement is modified to require the Company to maintain at least $48,300,000 of Consolidated Tangible Net Worth at January 30, 1999 and for each fiscal year thereafter, of not less than $48,300,000 plus 80% of each successive year's net income. However, during the fiscal year beginning February 1, 1999 and all periods thereafter, upon approval of the Company's Board of Directors and notification to Crestar, S & K Famous Brands may repurchase up to an additional $12,800,000 of its own stock. Any such repurchases shall reduce the minimum Consolidated Tangible Net Worth requirement by 90% of the value of the stock repurchased. The minimum Consolidated Net Worth will not be adjusted for any net loss reported by the Company.

These revisions shall be incorporated into the Amendment to the Credit Agreement dated April 30, 1997 and the Credit Agreement dated March 10, 1994. I hope these modifications will give you the flexibility needed to implement your repurchase strategy. Thanks for allowing Crestar to meet the banking requirements of S & K. Please give me a call should you have any questions.

Sincerely,

/s/ William A. Stratton

William A. Stratton
Senior Vice President

Approved and accepted this 31 day of March, 1999 S & K Famous Brands, Inc.

By:     /s/ Robert E. Knowles
      Executive Vice President